FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 24, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

#1.-	Relevant fact dated on April 24, 2003

ITEM NO 1

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

TERRA NETWORKS, S.A., in compliance with Article 82 of Law 24/1988, of July 28, of the Securities Market, and following with the Relevant Fact communicated by the Company on May 15, 2002, hereby communicates the following:

RELEVANT FACT

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Terra Networks, S.A. (TERRA), holders of the 51% and 49% of the share capital of Unoe Bank, S.A., respectively, in an Extraordinary General Shareholders’ Meeting held on April 23, 2003, have unanimously approved (subject to the required approval by Banco de España) an increase of capital in Unoe Bank, S.A., to be wholly subscribed by Finanzia Banco de Crédito, S.A. (a wholly owned subsidiary of BBVA), through the contribution of its Consumer’s Lending Business. Finanzia Banco de Crédito, S.A. has also held in the same day an Extraordinary General Shareholders’ Meeting approving the mentioned contribution and subscription of the increase of capital.

The above mentioned increase of capital integrates the Consumer’s Lending Business in Unoe Bank, S.A. and as a result of the referred capital increase, BBVA Group and TERRA will hold stakes in Unoe Bank, S,A, share capital of 67% and 33%, respectively.

        Madrid, April 24, 2003

José Francisco Mateu Isturiz

Secretary to the Board of Directors of

Terra Networks, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date: April 24, 2003	By:	/S/ JOSÉ F. MATEU ISTURIZ
	Name:	José F. Mateu Isturiz
	Title:	General Counsel and Secretary of the Board of Directors